U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE ANNUAL PERIOD ENDED: December 31, 2018

Insitu Biologics, Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2155 WOODLANE DRIVE, SUITE 102

WOODBURY MN 55125

651-419-8504

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jillian Sidoti

Trowbridge Sidoti

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

323-799-1342

jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

82-3415514

(I.R.S. Employer Identification Number)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Annual Report on Form 1-K of Insitu Biologics, Inc.., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Insitu Biologics, Inc. Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. BUSINESS

Overview

InSitu Biologics™, LLC was formed in 2014. In November 2017, InSitu Biologics, LLC was converted into a Delaware Corporation under the name, InSitu Biologics, Inc. InSitu Biologics, Inc. (“Company” or “InSitu”) researches, develops, tests and manufactures implantable time release products composed of its proprietary tunable, bio-polymeric hydrogel, Matrix™ BioHydrogel. InSitu has developed AnestaGel™, a patented drug-delivery product based on technology originally created by scientists at the Cleveland Clinic. AnestaGel has been developed for the perioperative pain management market. AnestaGel has unique features including being completely biocompatible, pH neutral, site-specific placement and tunable.

The Company is completing its product development and pre-clinical testing, which will then bring us to the next steps in our business: small scale production of AnestaGel for human use, and the clinical (human) study of AnestaGel for people having certain surgeries. The Company believes it is nearing the time to enter clinical (human) studies, after one more pre-clinical (animal) study to confirm certain blood levels of the drug bupivacaine during the first 24-24 hours of use of AnestaGel. Upon completion of that GLP Pre-clinical study, the company anticipates discussing the results of all the pre-clinical and bench testing and making an application f to begin a Phase 1 Clinical Study. This would examine the safety of AnestaGel, and the Company would be applying for an Investigational New Drug (“IND”) with the United States Food and Drug Administration (“FDA”), which it has not yet done. If the Company is successful in proving safety in the Phase 1 Study, the Company believes it would be required to then perform an efficacy study of approximately 80 subjects. The Company has been advised that under the 505(b)2 pathway, that if the efficacy study is successful, it could then be in position to apply for commercial clearance of AnestaGel.

The 505(b)(2) new drug application (NDA) is one of three U.S. Food and Drug Administration (FDA) drug approval pathways and represents an appealing regulatory strategy for many clients. The pathway was created by the Hatch-Waxman Amendments of 1984, with 505(b)(2) referring to a section of the Federal Food, Drug, and Cosmetic Act. The provisions of 505(b)(2) were created, in part, to help avoid unnecessary duplication of studies already performed on a previously approved drug; 505(b)(2) gives the FDA express permission to rely on data not developed by the NDA applicant.

A 505(b)(2) NDA contains full safety and effectiveness reports but allows at least some of the information required for NDA approval, such as safety and efficacy information on the active ingredient, to come from studies not conducted by or for the applicant.

Exparel from Pacira was approved on the basis of a 505(b)(2) NDA that relied, in part, on FDA’s previous findings of safety for Marcaine. The eventual AnestaGel 505(b)(2) NDA will establish efficacy and safety via a showing of comparable bioavailability to Marcaine (and possibly Exparel) along with nonclinical and clinical studies needed to ensure that differences between Marcaine and the listed drug(s) do not adversely affect safety and effectiveness.

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Summary

AnestaGel represents a potentially transformational technology in the perioperative pain control market. Its tunable, programmable nature, and the ability to modify its form factor to meet the need of nearly every surgery has not been contemplated for a targeted pain molecule.

•

Matrix BioHydrogel is a tunable, biocompatible, and pH neutral platform. It allows AnestaGel to provide target site-specific, non-migratory placement, a flexible and high dose drug-load reservoir capacity, and tunable and a predictable pharmacological effect.

•

The characteristics of Matrix BioHydrogel permit AnestaGel to be manufactured in a variety of form factors, allowing the product to be designed on an application-specific basis and to suit physician and hospital preference.

•	Based on InSitu’s MULTIPLE preclinical (animal) feasibility studies, the data suggests that AnestaGel may deliver faster and longer lasting pain relief than liposome based technologies.
•	InSitu’s process development and licensing partner is Lifecore Biomedical.

AnestaGel has only been tested in the pre-clinical (animal) model. However, based on that data AnestaGel’s financial opportunity is as potentially disruptive as the technology. InSitu believes AnestaGel is a unique, novel product for pain control that after further pre-clinical studies, and studies performed under the rules of the United States Food and Drug Administration (FDA), AnestaGel could be a safe, efficacious, and manufacturable product alternative to opioids used in controlling surgical pain.

AnestaGel

AnestaGel uses a novel approach to deliver sustained-released analgesics into the target tissue. The AnestaGel product uses InSitu’s proprietary Matrix BioHydrogel platform, which is based on a patent portfolio and proof of concept for a biocompatible hydrogel created by the Cleveland Clinic Foundation (CCF) beginning in the early 2000’s.

All of the components of Matrix BioHydrogel are made in the body or can be metabolized by the body. InSitu’s ability to accurately tune the physical form and rate of absorption to the targeted length of use for a particular tissue is highly desirable. InSitu believes that AnestaGel, composed of the Company’s Matrix BioHydrogel technology and any of the “caine” family of pharmaceuticals, could be commercialized to have therapeutic application in many different surgical patient populations that suffer from pain.

AnestaGel offers a new approach to perioperative pain management that is opioid-sparing, tunable, biocompatible, target site-specific, and flexible.

The Company believes that AnestaGel can be used in three distinct markets for perioperative pain management:

•	Surgical Site / Perioperative: There are an estimated 90 million surgical procedures in the US, resulting in $10B of drugs / devices being sold in the US.
•	Peripheral Nerve Block: This occurs in the majority of surgical procedures, and is a product market that is estimated to grow to $20B by the year 2025
•	Epidural: There are an estimated 2.5M procedures in the US and a product market estimated at $1B

Sources: U.S. Department of Health & Human Services; Pacira Pharmaceuticals; National Center for Biotechnology Information (NCBI)

Unique Characteristics and Advantages

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AnestaGel has the following characteristics and advantages:

•

Matrix BioHydrogel is a tunable, biocompatible, and pH neutral platform. It allows AnestaGel to provide target site-specific, non-migratory placement, a flexible and high dose drug-load reservoir capacity, and tunable and a predictable pharmacological effect.

•

The characteristics of Matrix BioHydrogel permit AnestaGel to be manufactured in a variety of form factors, allowing the product to be designed on an application-specific basis and to suit physician and hospital preference.

•	The data from InSitu’s preclinical GLP and feasibility studies suggests that AnestaGel may deliver faster and longer lasting pain relief than liposome based technologies.
•

InSitu’s process development and licensing partner is a Lifecore Biomedical, a wholly owned subsidiary of Landec Corporation. Lifecore is a contract development and manufacturing company and has developed numerous products related to hyaluaronic acid and valuable methods for making those related products.

Sizable Product Market Need

AnestaGel applications can address untapped, rapid growth opportunities and large existing patient populations, based on InSitu’s market research. InSitu believes that AnestaGel has many applications because it can be delivered in various forms and viscosities and may be long lasting for perioperative applications.

Rapid Growth Opportunities

•	There is tremendous demand for non-opioid alternatives for perioperative pain management.
•	AnestaGel provides a technical platform to develop products that could be used for multiple procedures performed in Ambulatory Surgery Centers (ASC’s).

Acceptance and Interest

•

Medical Community: Biomaterial injections into synovial joints for temporary therapeutic treatments are currently considered routine therapy. Expanding the use of this class of materials has been contemplated for years.

•

Patients: Therapeutic patient driven choice is expected to become an increasingly important factor. AnestaGel technology is easily understood and a natural biomaterial. The growing patient awareness and interest in potentially dangerous biomaterials in the pain management market will potentially promote the acceptance and use of AnestaGel in the future.

History

The original patent portfolio and proof of concept for this biocompatible hydrogel was created by the Cleveland Clinic Foundation (“CCF”) in the early 2000’s. The Company has licensed a number of patents from this portfolio. Please see Exhibit 6 “License Agreement”.

Since then, extensive time, talent and money has been devoted to the development and research of the technology behind AnestaGel by InSitu. InSitu Biologic founders, James Segermark (“Jim”) and William Taylor (“Bill”), became involved with the CCF technology, in 2007 and 2006. The original focus and work concentrated on using a form of the hydrogel for bulking applications.

Taylor and Segermark completed their work on these projects around 2009. Jim and Bill continued to develop numerous hydrogels for various medical applications. In early 2014, after completing elution studies, they formed InSitu Biologics to begin making and testing AnestaGel. InSitu procured an exclusive, royalty free license. InSitu has since transitioned the biohydrogel bulking agent to a far more sophisticated, implantable delivery vehicle for the newly created bio-absorbable subcutaneous regional pain control market.

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The Market

Operative Pain Management

Operative pain management is a vast market that remains dominated by opioids. It is an area that hospitals, doctors and patients continue to find inadequate, despite inroads of new options.

According to The New Guidelines Released for Postoperative Pain Management, by Dr. Laurie Barclay and Pauline Anderson, acute postoperative pain is common, occurring in more than 80% of patients, with approximately 75% of these having moderate, severe, or extreme pain. Postoperative pain relief is inadequate in more than half of patients, which can negatively affect quality of life, function, and functional recovery, as well as increasing the risks for postsurgical complications and persistent postsurgical pain.

Numerous studies and research reinforces the fact that postoperative pain relief remains inadequate and there is a major need for non-opioid alternatives. A sample of the research findings are presented below:

•

73% of inpatient and 57% of outpatient surgeries have moderate to extreme pain postoperatively, despite opioid use by nearly 90% of patients. Pain continues to be undermanaged, according to, Habib AS, Miller research by Gan TJ TE, White W, Apfelbaum JL. Results from a US national survey, Curr Med Res Opin. 2014

•	Experiencing postoperative pain was the most common concern (59%) of patients. Almost 25% of patients who received pain medications experienced adverse effects.
•

In the United States, more than 73 million surgeries are performed annually, and up to 75% of patients experience pain after surgery. Managing patient pain after surgery often remains top of mind for hospitals despite inroads in new technology, therapies, and processes that have helped lower pain experiences, according to Elizabeth A Reid, Content Manager, Guidepoint; a leading global research services firm.

•

There are about 46 million inpatient and 53 million outpatient surgeries performed in the United States each year that require drugs for post-operative pain, and over half of these patients still experience inadequate pain relief, according to a report by Cara Therapeutics on the acute pain market.

•

Acute postoperative pain is a serious problem for many patients. Nearly 50% of postoperative patients have moderate pain, and more than one-third suffer severe pain. There are serious consequences to unrelieved pain, both physically and psychologically, according to PAINWeek.

•

Inadequately managed and undertreated postoperative pain remains a major clinical, economic and social challenge. The current standard of care for the treatment of post-operative pain relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy.

•

Given the negative side effects and costs associated with opioid use in particular, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of postoperative pain

•	Stronger, Longer, and Opioid-sparing Postoperative Pain Management Approaches Are Urgently Needed
•	Untapped Opportunity: Long-acting Anesthetics Currently Make Up Only 5% of the Postoperative Pain Relief Market
•

According to Post-Surgical Pain Management TRACKER data from January 2015, “opioids were the most-used treatments, with oral and IV/PCA opioids used in the majority of cases. But early feedback from the TRACKER’s panel demonstrates a broad range of post-surgical pain management regimens, with various user preferences. Data shows that while opioids are leading the pack, local anesthetic infiltration and nerve blocks are popular and gaining market share. Guidepoint’s Post-Surgical Pain Management TRACKER also tracks the usage of EXPAREL, a single-dose, non-opioid, long-acting local anesthetic currently indicated for injection into tissues at the site of surgery, and finds that usage is lower than short-acting local anesthetics although the drug has been used in many cases and is growing share in its largest segment of use, the orthopedic setting.”

•

With more than 12 months of treatment data collected, Guidepoint’s Post-Surgical Pain Management TRACKER shows a slow and steady trend of physicians exploring and moving to newer non-opioid therapies, such as EXPAREL, and pumps.

•	Although 2015 saw a slight decline in opioid treatment share, TRACKER data finds that opioids are still used by the majority (90-95 percent) of post-operative arthroplasty patients.

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The Opioid Challenge

“Annually, more than 70 million postsurgical patients receive opioids, and research shows one in 15 will go on to long-term use, indicating that the surgical setting has become an inadvertent gateway to the overall societal epidemic....the best way for hospitals to take immediate action is to implement strategies to minimize preventable opioid exposure,” according to Dr. Scott Sigman, orthopedic surgeon and team physician for the U.S. Ski Jump Team. “States Move to Control How Painkillers Are Prescribed.” New York Times, March 2016.

“Opioids present several potential problems, including side effects such as nausea and vomiting, post-operative ileus, respiratory depression, urinary retention, constipation and the potential for long-term dependence,” according to a report by Frost & Sullivan in 2014, Every Patient’s Pain is Personal. Although opioids prove to be an effective treatment for pain management, the drawbacks include the increased risk of fall-related injuries and potential abuse and addiction. As a result, many doctors are turning to emerging alternatives, including new formulations of local anesthetics and elastomeric pumps. EXPAREL has detailed its commitment to “providing patients with long-acting, non-opioid analgesic options”. Halyard continues to conduct studies on how its products reduce opioid consumption. Future adoption of these therapies could impact usage of other modalities, according to Guidepost. In the U. S. there is a 55% increase in length of hospital stay due to opioid related AEs; according to Kessler ER, Shah M, Gruschkus SK, Raju A. Pharmacotherapy, 2013.Given the negative side effects and costs associated with opioid use, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of postoperative pain.

Addressing the Opioid Epidemic Continues to Gain Attention

The issues associated with opioid addiction continue to garner major focus, which heightens the attention and importance of the development of safer, more effective products for pain management. Following the lead of the National Institutes of Health (NIH), the United States Surgeon General weighed in on this topic in a letter sent to all physicians in August 2016. While much of the focus is on patients in chronic pain, the need for a more effective, longer-lasting product for post-operative pain management is critical, and represents a significant positive behind the early commercial acceptance and success of FDA cleared EXPAREL, and in the development of superior alternatives such as AnestaGel.

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License Agreement

The Company entered into a license agreement with Lifecore Biomedical, LLC (“Lifecore”) on November 14, 2014, in connection with certain patents whereby Lifecore granted the Company an exclusive worldwide license, including the right to grant further sublicenses to develop, use, import, export, distribute, market, promote, offer for sale and sell Products. Lifecore retains the right to manufacture and supply to Company and all sublicensees any and all Products developed under the License Agreement. The license agreement has an initial term of 5 years with the Company having to option to renew the agreement if certain regulatory, clinical or sales milestones are met and if the Company pays a renewal fee in the low six figures for each renewal(s). Notwithstanding any renewal, the license agreement will expire at the last to expire valid patent claim of the last to expire licensed patent. Each party may terminate if the other party materially breaches the agreement, subject to notice and opportunities to cure. We may terminate the license agreement at any time on 60 days’ notice. Similarly, if the Company were to sublicense a product to a third party that is developed under the licensed patents, the Company would pay Lifecore a sublicense fee in the mid six figures for each product that is sublicensed.

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Competition

EXPAREL (bupivacaine liposome injectable suspension) by Pacira Pharmaceuticals, Inc. is a direct competitor to the AnestaGel product. Currently EXPAREL dominates the market for non-opioid products used for postsurgical pain control. EXPAREL is a non-opioid local analgesic indicated for administration into the surgical site to produce postsurgical analgesia. EXPAREL combines bupivacaine with the DepoFoam® drug delivery platform to provide postsurgical pain control with a single intraoperative infiltration. EXPAREL’s revenues exceeded $230 million in 2015. Expaerel is an FDA approved and commercially available drug.

Which Pain Management Approach Provides Better Pain Relief at Specific Time Points (Anesthesiologists’ Clinical Perspective)

Source: Frost & Sullivan

Unlike the claim of up to 72 hours of pain control marketed by Pacira, anesthesiologist respondents stated that when EXPAREL was used without any adjunctive medications, it provided, on average, only 25 hours of pain relief in their clinical experience. Yet, according to Frost & Sullivan’s research, clinicians expect that almost half of major surgery patients will have severely disabling pain beyond 25 hours.

EXPAREL’s own clinical data is focused on bunionectomy and hemorrhoidectomy cases, where the clinicians surveyed reported that pain is lower in comparison to major surgery at that 25-hour threshold. Frost & Sullivan’s research found that 85% of applications of the drug reported in this survey were neither of those two surgeries.

Relying on EXPAREL as a primary method of post-operative pain relief for major surgical cases runs the risk of under-treating pain later in the critical recovery period. The duration of actual pain relief the two products provide is a significant difference between the products. EXPAREL’s claims to provide “up to 72 hours of pain control” are not supported by clinical perspective of participants surveyed or in independent research. The FDA’s medical review for EXPARELreported; “In the clinical trials described in the medical review, the duration of EXPAREL’s analgesic effect appears to be no more than 24 hours and not longer than that of encapsulated bupivacaine HCl,”Buvanendran A, Fiala J, Patel KA, Golden AD, Moric M, Kroin JS. The incidence and severity of postoperative pain following inpatient surgery. Pain Med. 2015;16(12):2277–2283.

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Soft Tissue Market Opportunity

Source: Pacira Pharmaceuticals Corporate Presentation

Orthopedic Market Opportunity

Source: Pacira Pharmaceuticals Corporate Presentation

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There are a number of companies that are in various stages of development with new options for post-operative, non-opioid pain management, including (but not limited to) the following:

•	Xaracoll – developing a collagen matrix with bupivacaine for postoperative pain management
•	Regeneron Pharmaceuticals developing Fasinumab
•	Innocoll, with its bupivicaine collagen sponge
•	Heron Therapeutics and its HTX-011 product, a mix of bupivacaine and meloxicam for post-operative pain.

Intellectual Property & Patent Portfolio

The materials and AnestaGel applications are supported by a strong patent portfolio consisting of over 20 issued patents (primarily the Calabro patents through The Cleveland Clinic Foundation), and numerous published, pending, and filed and patents. InSitu’s manufacturing and development Trade Secrets are aligned with the patent portfolio and maximize InSitu’s core competencies across many medical platforms. In general terms, patents 6,982,298, 7,465,766 and 8,207,262 are foundation patents. These explain the chemistry of the hydrogel and introduce basic applications for the hydrogel. Patents 8,138,265, 8,080,260 and 8,410,180 are application specific, but will become foundational patents in the future as InSitu expands IP to include tissue engineering, delivery of hydrogel, and materials/cells to target sites and ways to manipulate the formulation specifically. The Company’s existing patents primarily relate to:

•	Crosslinking technology and variations using multiple biopolymer backbones
•	Tunability of gel to create multiple physical forms
•	Drug delivery in numerous applications
•	Manufacturing Capabilities
•	Significantly developed, proprietary methods

Title	Inventors	Country	Application No.	Date Filed	Status	Focus	License Status
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Richard A. Gross, Aniq B.Darr	Czech Republic	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Richard A. Gross, Aniq B.Darr	Europe	04701177.0	1/9/2004	Published Annuity due: 01/09/2017	Synthetic macromolecular network generally; Methods of making and hydrogel so-made	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	Europe	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	France	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	Germany	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed

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Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	United Kingdom	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	Hong Kong	07109551.5	9/3/2007	Published - Annuity due 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material (Extension from EP1)	Licensed (via European application)
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	Italy	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Richard A. Gross, Aniq B.Darr	United States	60/439,201	1/10/2003	Expired	Broad macromolecular network generally; T-HA hydrogels	Licensed through correspondi ng utility patents claiming priority
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome	Sweden	05773274.5	7/8/2005	Issued as Pat No. 1773943 Annuity due: 07/08/2017	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Richard A. Gross, Aniq B.Darr	United States	10/753,779	1/8/2004	Issued as U.S. Pat. No. 6,982,298 on 1/3/2006; 3rdmaintenance fee due 7/3/2017	Broad macromolecular network generally; T-HA hydrogels	Licensed

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Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof

Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome

		United States	11/176,544	7/7/2005	Issued as U.S. Pat. No. 7,465,766 on 12/16/2008; 3rd maintenance fee due 6/16/2020	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Richard A. Gross, Aniq B.Darr	United States	11/198,803	8/5/2005	Issued as U.S. Pat. No. 7,368,502 on 5/6/2008; 3rd maintenance fee due 11/06/2019	Methods of making macromolecular networks and hydrogels (Divisional of US1)	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof

Anthony Calabro, Lee Akst, Daniel Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome

		United States	12/283,661	9/15/2008	Issued as U.S. Pat. No. 8,207,262 on 6/26/2012; 2nd maintenance fee due 12/26/2019	Broader synthetic macromolecular network/ hydrogel claims;	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Aniq B. Darr, Richard A. Gross	United States	12/320,609	1/29/2009	Issued as U.S. Pat. No. 8,138,265 on 3/20/2012; 2nd maintenance fee due 9/20/2019	Method of making hydrogel in situ	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, Keiji Kamohara	United States	12/320,613	1/29/2009	Issued as U.S. Pat. No. 8,021,350 on 9/20/2011; 2nd maintenance fee due 3/20/2019	Method of treating regurgitation of cardiac valves	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Peter A. Zahos, Anthony Calabro, Aniq B. Darr, Richard A. Gross	United States	12/380,469	2/27/2009	Issued as U.S. Pat. No. 8,137,688 maintenance fee due on 9/20/2019 3/20/2012; 2nd	Synthetic nucleus pulposus	Licensed
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof	Anthony Calabro, Richard A. Gross, Aniq B.Darr	WIPO	PCT/US2004/000 478	1/9/2004	National Phase		Licensed via EP only (other jurisdictions dropped)

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Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof

Anthony Calabro, Lee Akst, Daniel S. Alam, James Chan, Aniq B. Darr, Kiyotaka Fukamachi, Richard A. Gross, David Haynes, Keiji Kamohara, Daniel P. Knott, Hilel Lewis, Alex Melamud, Anthony Miniaci, Marshall Strome

		WIPO	PCT/US2005/024 391	7/8/2005	National Phase		Licensed via EP only (other jurisdictions dropped)
Hydroxyphenyl Cross-Linked Macromolecular Network and Applications Thereof

Lee Michael Akst, Daniel S. Alam, Robert Tracy Ballock, Mary P. Bronner, Michael C. Byrd, Anthony Calabro, James Chan, Aniq B. Darr, Brian L. Davis, Linda M. Graham, Richard A. Gross, Philip Daniel Knott, Peter J. Koltai, Hilel Lewis, Alex Melamud, Anthony Miniaci, George F. Muschler, Shuvo Roy, Marshall Strome

		United States	60/586,585	7/9/2004	Expired	Synthetic, implantable tissue matrix; Specific synthetic tissues made of that material	Licensed through US and EP pats/apps claiming priority
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	Europe	09710120.8	2/13/2009	Issued as Pat No. 2249891; Annuity due 02/13/2017	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	Germany	09710120.8	2/13/2009	Issued as Pat No. 2249891; Annuity due 02/13/2017	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	Spain	09710120.8	2/13/2009	Issued as Pat No. 2249891; Annuity due 02/13/2017	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	France	09710120.8	2/13/2009	Issued as Pat No. 2249891; Annuity due 02/13/2017	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	United Kingdom	09710120.8	2/13/2009	Issued as Pat No. 2249891; Annuity due 02/03/2017	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	Italy	09710120.8	2/13/2009	Issued as Pat No. 2249891; Annuity due 02/13/2017	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed

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Macromolecular Enhancement of Fascia Lata ECM and Methods of Use	Kathleen Derwin, Joseph Iannotti, LiKang Chin, Anthony Calabro	United States	61/065,527	2/13/2008	Expired		Licensed through issued US patent claiming priority
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	United States	12/378,296	2/13/2009	Issued as U.S. Pat. No. 8,080,260 on 12/20/2011; 2nd maintenance fee due 6/20/2019	Enhancement of ECM using Calabro material (fascia lata); Patch for tissue (e.g. tendon) repair	Licensed
Molecular Enhancement of Extracellular Matrix and Methods of Use	Kathleen Anne Derwin, Joseph Patrick Iannotti, LiKang Chin, Anthony Calabro	WIPO	PCT/US2009/034 071	2/13/2009	National Phase		Licensed via EP only (other jurisdictions dropped)
Hydrogel Material for Nucleus Pulposis Replacement	Peter A. Zahos, Anthony Calabro, Aniq B. Darr	United States	61/391,909	2/27/2008	Expired	Synthetic nucleus pulposus	Licensed through US patent claiming priority
Novel Methods and Compositions to Treat Stress Urinary Incontinence	Anthony Calabro, Aniq B. Darr, Firouz Daneshgari	United States	61/049,275	4/30/2008	Expired		Licensed through issued US patent
Compositions and Methods to Treat Urinary Incontinence	Anthony Calabro, Aniq B. Darr, Firouz Daneshgari	United States	12/378,256	4/30/2009	Issued as U.S. Pat. No. 8,410,180 on 4/2/2013; 1st maintenance fee due 10/2/2016	Methods of treating SUI using hydroxyphenyl- substituted collagen network	Licensed

InSitu has also begun filing its own patent applications. The Company’s focus applies specifically to drug delivery, and expands on applications and introduces concepts for tissue engineering, drug elution, different types of depots (drug any type of material that can hold an excess of drug material.

Other areas of IP focus on tuning the hydrogel to target a desired elution rate of a delivered drug or bioactive molecule. The IP describes the types of depots, or drug reservoirs, which could work with the formulation, the binding matrix that holds the depots in place during the elution process, and ways to tune the reservoirs (and matrix) to work with multiple types of drug molecules and bioactive molecules of various size and molecular weight. Finally, the Company’s IP strategy contemplates all of the different formulations and configurations that can be delivered through a variety of placement devices.

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Clinical Data and Process

GOOD LABORATORY PRACTICES (GLP) STUDY SUMMARY

Statistical analysis was performed by Technomics Research, LLC (Long Lake, MN, USA). The total force generated was analyzed using an unpaired t-test and calculated using the average force from each rat at each time point from 2 to 72 hours for 0–72 hours and from 2 to 120 hours for 0–120 hours. The difference between the right paw and left paw was evaluated using a repeated-measures analysis of variance. The area under the curve analysis was performed using the left paw average force value data and the difference was tested by an unpaired t-test.

Ninety rats with 30 in each group were included in the GLP portion of the study testing both mechanical allodynia and pathology. Additionally, six rats were included in the final non-GLP pharmacokinetic analysis. We first analyzed the total force generated from 2 to 72 hours after injection in the left (injured) paw. We found that the sustained release hydrogel with bupivacaine group had significantly higher force generated than the control (P=0.0004) and the liposome bupivacaine (P=0.0002) groups. We then evaluated the total force generated from 2 to 120 hours after injection. The sustained release hydrogel with bupivacaine group had significantly higher force generated when compared to the control group (P=0.0024) and the liposome bupivacaine group (P=0.0005), as shown in Tables 2 and 3. Finally, we compared the right (uninjured) to left (injured) paw values for each group and found that the right paw generated significantly higher force than the left at all time points for all three groups.

This analgesic effect of sustained release hydrogel with bupivacaine on the injured paw was supported by the data regarding the right paw. There was no significant difference between the right paw data when comparing sustained release hydrogel with bupivacaine to control and sustained release hydrogel with bupivacaine to liposome bupivacaine. This suggests that all rats performed equally well with regards to force assessment via the eVF testing in their uninjured paw and, thus, further validates testing on the injured paw. Furthermore, as there were significant differences in force generation at all time points between the left and right paws for each group, we can conclude that again force assessment via the eVF was accurate as the injured paw performed significantly worse in force assessment when compared to the uninjured paw.

Previous studies have illustrated the neurotoxic effects of local anesthetics. The neuronal injury can be characterized as either perineural inflammation or decreased number of myelinated fibers. The exact mechanism of neuronal injury is unknown; however, research suggests different mechanisms depending on the type of local anesthetic used. Furthermore, they showed that as the concentration of bupivacaine increased, there was increased neurotoxicity. Consistent with these results, the sustained release hydrogel with bupivacaine group did show some nerve damage histologically, but this damage was minimal to mild at 5 days and minimal at the 42-day time point. This likely would resolve completely over time. The liposome bupivacaine (positive control) group did not show any measurable neurotoxicity, which was similar to previous pathologic findings obtained when injected perineurally in a porcine model. As described earlier, the concentration of sustained release hydrogel with bupivacaine was higher than that of liposome bupivacaine, which may account for the differences in neuronal damage on histopathology.

Finally, the pharmacokinetic pilot study results suggest that bupivacaine remained longer in the blood of rats that received a sciatic nerve injection of sustained release hydrogel with bupivacaine than after injection of bupivacaine hydrochloride and liposome bupivacaine, indicating prolonged release. In rats weighing between 350 and 450 g, the concentrations of bupivacaine injected were between 23 and 30 mg/kg for sustained release hydrogel with bupivacaine and 3 and 3.7 mg/kg for liposome bupivacaine. Thus, the differences could be related to the differences in the concentration of bupivacaine injected. However, even at a lower concentration, liposome bupivacaine failed to produce measurable blood levels beyond 24 hours, whereas the sustained release hydrogel with bupivacaine produced measurable serum bupivacaine levels at 72 hours in one rat and 96 hours in another. Serum bupivacaine cmax levels of the sustained release hydrogel with bupivacaine are similar to previous studies involving larger dosages of liposome bupivacaine in animals.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular date March 27, 2019.

BUSINESS

InSitu Biologics, Inc. (the “Company”) was formed as InSitu Biologics, LLC as a Minnesota limited liability company on June 4, 2014 and was converted as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is in the pre-clinical phase of product testing, and has not applied to the FDA for any exploration of a new drug compound.

There are three classes of stock in the Company:

1.	Class B Common Stock
2.	Class A Common Stock and
3.	Preferred Stock

The total number of shares of all classes of stock the Company is authorized to issue is 110,000,000 shares, 10,000,000 of which are authorized as Preferred Stock; 10,000,000 of which are authorized as Class B Common Stock; and 10,000,000 of which are authorized as Class A Common Stock. The Shares being sold in this Offering are all Class A Common Stock.

As of December 31, 2018, there were 3,153,203 shares of Class A Common Stock outstanding (pre-split.) There were 1,500,000 shares of Class B Common Stock outstanding (pre-split.) As of March 8, 2019, there were 6,311,514 shares of Class A Common Stock outstanding (post split) and 3,000,000 shares of Class B Common Stock outstanding (post split.)

Description of Rights of Classes of Stock

All Shares of Class A Common Stock shall be identical and have one vote per share. The Shares to be issued pursuant to this Offering will be Class A Common Stock. All holders of shares of Class B Common Stock (which are not being sold in this Offering) shall be identical and shall at every meeting of the stockholders be entitled to two votes for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the Class A Common Stock shall be identical to the Class B Common Stock, except for the right of first refusal that attaches to the Class A Common Stock, as explained in this Offering Circular and in the Company’s Bylaws.

The Preferred Stock was convertible to the Class A Common Stock on a 1 to 1.1 basis meaning for every Preferred Share owned by a Shareholder. The shares converted into 1.1 shares of Class A Common Stock after the Regulation A+ offering was qualified by the Securities Exchange Commission.

Results of Operations

The year ended December 31, 2018

Revenue. Total revenue for the year ended December 31, 2018 was $0. June 4, 2014 (date of inception) to December 31, 2018, the Company was in the start-up phase.

Operating Expenses. Operating expenses for the year ended December 31, 2018 were $917,777. Operating expenses for the period were comprised of research and development expenses and general administrative expenses.

Net Loss. The Company incurred a net loss of ($919,218) for the year ended December 31, 2018 which included $1,441 in interest expense.

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The years ended December 31, 2017 and December 31, 2016

Revenue. Total revenue for the periods ended December 31, 2017 and 2016 was $0.

Operating Expenses. Operating expenses for the period December 31, 2017 were $275,705. Operating expenses for the period ended December 31, 2016 were $300,554. Operating expenses were for research and development expenses and other general administrative expenses.

Net Loss. Net loss for the period ended December 31, 2017 was $317,252. Net loss for the period ended December 31, 2016 was $330,554.

Liquidity and Capital Resources

The Company had net cash of $1,725,585 at December 31, 2018 compared to net cash of $147,852 as of December 31, 2017. Cash as of December 31, 2016 was $209,158. The increase in 2 018 was due to our fundraising efforts under Regulation A + and the sale of shares of our Class A common stock.

During the year ended December 31, 2018, we used $917,777 of cash to cover the operating expenses. For the period ended December 31, 2017, cash was used for operating expenses of $301,054. For the period ended December 31, 2016, cash was used for operating expenses of $300,554.

For the year ended December 31, 2018, $1,441 of Company cash was used for interest expense. For the period ended December 31, 2017 $41,547 of Company cash was used for interest expense were met by the founders. For the period ended December 31, 2016, the interest expense was $30,000. The decrease was due to the conversion of notes into stock and the payoff of debt.

At August 7, 2018, the Company had sold 262,360 shares at $5.75 per share since the Regulation A Offering was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, the Company increased the share price to $6.85 per share. The Company sold 275,661 shares at $5.75 per share, 43,126 shares at $6.85 per share, and 31,588 shares at $6.90 since our Offering was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, we are increasing our share price to $8.00 per share. Effective February 25, 2019, the Board of Directors consented to a 2 to 1 stock split resulting in 3,155,757 Class A shares outstanding. During the period January 1, 2019 through July 16, 2019, the Company raised and additional $878,760 of equity through sales of Common Stock.

The Company believes that funding at any level could result in significant progress being made toward gaining the Phase 1 Clinical Study. The Company has not yet applied for an Investigational New Drug (“IND”). The Company has completed the capital acquisition of its laboratory equipment and further laboratory expenses are directly related to compounding products. The Company has the ability to slow down or accelerate product development, pre-clinical studies, and clinical studies based on available funds. Nearly all expenses are variable, and employees are willing to delay compensation from time to time if need be.

Related Party Transactions

In June 2017, the Company entered into a line of credit (“LOC”) for continued financing of the Company’s operating expenses. This senior non-subordinated LOC provides for up to $130,000 of funding to be repaid at the non-usurious interest rate of 6%. As of December 31, 2017, the Company had accessed approximately $109,891 of the available funds.

In exchange for waiving all of the rights granted to 524 Investments, LLC in connection with their First Round Investment of $1,000,000 resulting in 99.95% of all equity purchased, with the exception of a board seat appointment, 524 Investments shall maintain shares which allow them 2 votes for every Class B Share.

In January 2018 the related party note and all other Noteholders agreed to convert their Notes to the shares under the terms of the current Preferred Stock Offering. The notes and accrued interest were converted into 95,131 preferred shares at a conversion rate of five to one. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

The Company sold an additional 48,801 Preferred Shares for a total of $220,487 net of offering costs.

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Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2017 or 2018. The Company had no product returns during 2017 or 2018.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the Company as of the date of this filing are as follows:

Name	Position	Age	Term of Office	PT Hours (1)	FT Hours (2)
Executive Officers
James Segermark	CEO, President, Treasurer	56		NA	40
James Knapp	Chairman Treasurer	42		10	NA
William Taylor	CSO, Secretary	47		NA	40
Directors
James Segermark	Director	56		NA	40
James Knapp	Director	42		10	NA
William Taylor	Director	47		NA	40

___________

(1)	Approximate Hours Worked Per Week For Part Time Employee
(2)	Approximate Hours Worked Per Week For Full Time Employee

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Directors, Executive Officers and Significant Employees

As of the date of this filing, INSITU BIOLOGICS has two full-time employees. It has also established a business board of directors. In addition, INSITU BIOLOGICS has engaged with other key individuals possessing a range of expertise including mechanical engineering, process engineering, software engineering, computational modeling and other areas. These additional key individuals could start employment at INSITU BIOLOGICS at such time as the company has sufficient capital or financing to fund the expanded launch of its business activities and research and development.

The number of business and direct research personnel hired by INSITU BIOLOGICS will scale based upon funds raised in the equity crowdfunding offering and as operating needs warrant. Certain skilled executive positions, such as a person to manage U.S. FDA requirements, could be filled in a timely fashion as the business progresses, but most likely the use of consultants and experts in the field could prove to be a more productive and cost effective means of handling requirements.

INSITU BIOLOGICS board members serve unless and until a successor is elected and qualified. Board members will not receive compensation for attendance in board meetings, but may be reimbursed for reasonable expenses incurred during the course of their performance. Personnel currently serving as officers and board members of INSITU BIOLOGICS include:

Jim Segermark, President, Chief Executive Officer

Jim Segermark, has served on the Board of InSitu Biologics since its inception in 2014. Jim became an employee of InSitu Biologics on January 1, 2018. Jim has been the founder, inventor, investor, and owner operator of numerous medical device ventures. Jim has as an extensive record of developing, managing and selling medical related companies. Jim has also established successful joint ventures and acted as a project consultant for strategic medical device opportunities.

In 2013 and 2014, Mr. Segermark worked as an independent consultant for Pacific Place Enterprises in Lincoln, Nebraska and Capture Vascular in Telluride, Colorado.

Jim was the founder of Eight Medical Corporation, a hyperthermic lavage system cleared by the FDA, which was sold in September of 2012. For three years prior to founding Eight Medical, Jim operated ThermaSolutions, Inc., a turnaround company in the hyperthermic lavage market. Jim was the Founder, Chairman (and first patient) of VMBC, LLC, TheVasclip Company, from 2001 - 2007. He founded ViaMedics, LLC in 1998, a designer and manufacturer of proprietary medical devices. This company spun out The Vasclip Company and completed other product line based transactions. Jim served in various senior management positions at Microvena Corporation from 1991 until January of 1998. Jim served on the Board of Directors for Microvena from 1995-1997, and Infinity Extrusion and Engineering from 1995-1998.

Jim entered the medical device industry in 1987, marketing cardiac monitoring equipment for Circadian, Incorporated, and then marketed angioplasty products for the USCI Division of C.R. Bard. Jim founded his first company, Vascular Dynamics, Incorporated, a designer and manufacturer of exact medical models, in 1989. VDI was successfully sold and remains the industry standard for working vascular models today.

Jim holds dozens of patents and in the past 36 months has helped launch several new ventures. Jim recently helped launch AliveLock, Awestruck Medical and Capture Vascular as a consultant to the CEO’s for each company.

Jim holds his MBA from Cardinal Stritch University, Milwaukee, Wisconsin with an emphasis in Finance and holds a B.S. from Carroll University, Waukesha, Wisconsin.

James Knapp, Chairman, Board of Directors

James Knapp has served on the Board of InSitu since May of 2015. James, CRPC, CFP, APMA is the President of Heritage Wealth Architects, a financial advisory firm that James founded in 2012. James is responsible for leading all aspects of the firm. Earlier in his career, as a CFP, James led a franchise for one of the largest financial planning firms in the country. James specializes in advising executives, small business owners, and high net-worth individuals concerned with tax-planning, compensation, buying, growing or selling their businesses. James started HWA as a fee for service firm with a vision to provide clients with a personalized, flexible and thorough array of options to create and conserve wealth. At the center of his client-focused firm is the commitment to honor his fiduciary responsibilities, and really listen to each individual’s goals and dreams. James is a Business Management graduate of Luther College, and lives in St. Paul, where he enjoys spending time with his family, traveling, hunting, fishing, climbing mountains and playing golf.

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William J. Taylor, Chief Scientist

Bill Taylor has served on the Board of InSitu since its inception in 2014. Bill became an employee at InSitu Biologics on January 1, 2018. Bill is a successful medical device development program manager and scientist. From May 2011 through October 2017, Bill lead multiple projects for ACIST Medical Systems including CVi - A2000V, CVi - CPT2000, and RXi rapid exchange FFR system and Navvus catheter; an ultrathin microcatheter pressure sensor. In 2007, Bill was recruited to lead a biohydrogel technology development program in cooperation with the Cleveland Clinic Foundation and was able to complete biocompatibility testing, fundamental physical and chemical property design package, initial application identification and start feasibility analysis. Bill was the lead project manager in the construction, qualification and validation of PDL Biopharma’s (formerly Protein Design Labs, Inc.) state-of-the-art, $200 million production facility in Brooklyn Park, MN. Throughout his career he has been the program manager in medical device and biopharmaceutical product development including Retavase (Roche), Osteoarthritis injectable, and several consumable kits. Prior to 2004, Bill was a principal scientist, inventor and program manager at Gradient Technology. Bill has authored industry papers in chemical remediation and demilitarization utilizing biological systems.

Bill has his Bachelor of Science from the University of Minnesota with a double major in Chemical Engineering and Biology.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

From inception to the date of this Offering, the Company has paid no compensation to its officers or directors. The Company may hire additional officers in the future and pay them directly, and may choose to compensate its directors in the future.

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Executive Officers
James Segermark	CEO, President and Secretary	$144,000	$0	$144,000
James Knapp	CFO and Treasurer	$36,000	$0	$36,000
William Taylor	Chief Scientific Officer	$144,000	$0	$144,000
Directors
James Segermark	Director	$0	$0	$0
James Knapp	Director
William Taylor	Director	$0	$0	$0

Advisory Agreements

The Company has agreed to pay FundAthena, Inc., doing business as Manhattan Street Capital (“Manhattan Street Capital”) for its services in hosting the offering of the shares on its online platform. This compensation consists of: (i) $25 per investor in cash paid when such investor deposits funds into escrow; minimum $5,000 per month while the offering is live to investors (ii) a warrant to purchase that number of shares of Common Stock determined by multiplying $25 by the total number of investors in this offering and dividing by the price at which our common stock is sold in this offering, The warrants will have an exercise price equal to the price at which our common stock is sold in this offering. Manhattan Street Capital does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying a broad selection of issuers listed on the platform. Warrants will be delivered to Manhattan Street Capital promptly upon the close of the offering. If the offering does not complete successfully for any reason, the warrants earned will be promptly delivered to Manhattan Street Capital. Payments of cash and warrants to Manhattan Street Capital are not contingent upon the success of the offering.

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Employment Agreements

The Company has not entered into any employment agreements with its executive officers or other employees to date. It may enter into employment agreements with them in the future.

Stock Incentive Plan

In the future, the Company may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided upon as of the date of this Offering. Stock options or a significant equity ownership position in the Company may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth.

Cash Incentive Plan (CIP)

The Board of Directors has proposed, and Shareholders have approved, a cash payment plan for Segermark, Taylor and Knapp, that aligns Shareholder goals in growing value and monetizing their investment with a cash payment to each of the named participants in the CIP. The CIP is being developed, however, the basic outline of the CIP is as follows:

1.

For the initial $50,000,000 realized by the Company in total remuneration from the sale or license of AnestaGel or any of the Company’s related technology, One Percent (1%) of those monies shall go in to a pool to be paid to the plan participants.

2.

Each additional $50,000,000 realized by the Company in total remuneration from the sale or license per above, shall compound one more percent to each payment and each payment shall be reconciled to the first dollar of the Transaction. The CIP shall be capped at 12% of total remuneration. If this Tier of 12% were to be reached, it would mean that the Transaction was minimally worth $600,000,000 to the Company.

3.	For as long as payments are made for the Transaction to the Company and its successors and/or assigns, the CIP shall be paid to its Participants.

Board of Directors

Our board of directors currently consists of three directors:

None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint an independent director(s) to our board of directors in the future, particularly to serve on appropriate committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so as of the date of this Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the entire Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing and board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

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Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company. The Bylaws state that the Company shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the corporation), by reason of his or her acting as a director or officer of the corporation (or a director or officer serving at the request of the corporation in any other capacity for or on behalf of the corporation) against any expenses (including attorneys’ fees, judgments, fines, ERISA or other excise taxes, penalties and amounts paid in settlement) actually and reasonably incurred by such director or officer in respect thereof; provided, however, that, the corporation shall not be obligated to indemnify any such director or officer with respect to proceedings, claims or actions initiated or brought voluntarily by such director and not by way of defense. Expenses that may be subject to indemnification hereunder shall be paid in advance of the final disposition of the action, suit or proceeding to the full extent permitted by Delaware law subject to the corporation’s receipt of any undertaking required thereby. The provisions of this article of the Company’s Bylaws shall be deemed to constitute a contract between the Company and each director or officer who serves in such capacity at any time while this article and the relevant provisions of Delaware law are in effect, and each such director or officer shall be deemed to be serving as such in reliance on the provisions of this article of the Company’s Bylaws, and any repeal of any such provisions or of such article of the Company’s Bylaws shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. If a claim under this article of the Company’s Bylaws is not paid in full within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been provided to the corporation) that the claimant has not met the standards of conduct that make it permissible under Delaware law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because the claimant has met the applicable standard of conduct set forth in the Delaware law, nor an actual determination by the corporation that the claimant has not met such standard of conduct shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The rights of indemnification and advancement provided by this article of the Company’s Bylaws are not exclusive of any other right to indemnification or advancement provided by law, agreement or otherwise, and shall apply to actions, suits or proceedings commenced after the date hereof, whether or not arising from acts or omissions occurring before or after the adoption hereof, and shall continue as to a person who has ceased to be a director or officer of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock as of December 31, 2018 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares of common stock listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares of common stock beneficially owned.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares of the Company’s stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over their shares of the Company’s stock.

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The following table sets forth information regarding beneficial ownership of all classes of our stock by any of our directors or executive officers as of the date of the Regulation A offering:

	Class A Common Prior To Offering	%	Class A Common After Offering	%	Class B Common Before Offering	%	Class B Common After Offering	%	Preferred Shares Before Offering	%	Preferred Shares After Offering	%
Joseph Glab	1,000,000	20%	1,000,000	11%	0	0%	0	0%	0	0%	0	0%
James Segermark	930,000	19%	930,000	10%	0	0%	0	0%	0	0%	0	0%
Stefano Sinicropi	1,000,000	20%	1,000,000	11%	0	0%	0	0%	0	0%	0	0%
Daniel Sipple	1,000,000	20%	1,000,000	11%	0	0%	0	0%	0	0%	0	0%
William Taylor	1,000,000	20%	1,000,000	11%	0	0%	0	0%	0	0%	0	0%
524 Investments, LLC (1)	0	0%	49.780	.84%	3,000,000	100%	3,000,000	100%	0	0%	0	0%
Conrad Tanasychuk	0	0%	79,658	.89%	0	0%	0	0%	0	0%	0	0%
Total Shares	4,930,000	100%	5,059,438	91.1%	3,000,000	100%	3,000,000	100%	0	0%	0	0%

__________

(1)	524 Investments, LLC is managed by James Knapp.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

From July through October 2014, we entered into a Convertible Loan Agreement (the “Loan Agreement”) with five individuals. The principal loan amounts total $300,000 and accrued interest at a rate of 10% annually. In January 2018 the related party note and all other Noteholders agreed to convert their Notes to the shares under the terms of the current Preferred Stock Offering. The notes and accrued interest were converted into 95,131 (pre-split) preferred shares at a conversion rate of five to one. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

Further, an initial investor 524 Investments, LLC was issued units originally in InSitu Biologics, LLC. In the conversion of the LLC to the current Delaware corporation, the Company has elected to issue Class B Common Shares to the 524 Investments, LLC.

Class B Common Shares are entitled to two votes for every share held by 524 Investments, LLC. Currently, 524 Investments, LLC holds 3,000,000 (post-split) shares of Class B Common Stock. Further, 524 Investments, LLC, as the sole holder of Class B Common Stock, is entitled to appoint one director to the Board of Directors for an initial term. Thereafter, the board member must stand for reelection. The initial term shall be for three (3) years.

ITEM 6. OTHER ITEMS

None.

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ITEM 7. FINANCIAL STATEMENTS

InSitu Biologics, Inc.

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INDEPENDENT AUDITORS' REPORT

Board of Directors

InSitu Biologics, Inc.
Woodbury, MN

We have audited the accompanying financial statements of InSitu Biologics, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InSitu Biologics, Inc. as of December 31, 2018 and 2017 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP

Emphasis of Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's accumulated deficit, cash used in operations, and the need for additional working capital to support future operations raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from this uncertainty. Our opinion is not modified with respect to that matter.

Minneapolis,
Minnesota
July 16, 2019

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InSitu Biologics, Inc.

Balance Sheets

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,725,585	$ 147,852
Prepaid expenses	1,166	-
Total current assets	1,726,751	147,852
Other Assets		
Patents net of $1,401 and of $108 accumulated amortization, respectively	17,992	19,285
Deferred offering costs	-	35,000
Security deposits	2,557	2,557
Total other assets	20,549	56,842
TOTAL ASSETS	$ 1,747,300	$ 204,694
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$ 96,937	$ 20,000
Accrued interest	-	106,684
Total current liabilities	96,937	126,684
Long-term Liabilities		
Notes payable-long-term	-	409,891
Total long-term liabilities	-	409,891
Total liabilities	96,937	536,575
Stockholders' Equity (Deficit)		
Convertible preferred stock, $.00001 par value: authorized 10,000,000 shares; issued and outstanding 0 and 69,386 shares respectively	-	1
Class A common stock, $.00001 par value: authorized 20,000,000 shares; issued and outstanding 6,187,138 and 5,000,000 shares respectively, Class B common stock, .00001 par value: authorized 10,000,000 shares; issued and outstanding 3,000,000 shares as of both December 31, 2018 and 2017, undesignated stock, $.00001 par value; authorized 80,000,000 shares; issued and outstanding 0 shares as of both December 31, 2018 and 2017	92	80
Additional paid-in capital	3,065,620	164,169
Accumulated deficit	(1,415,349)	(496,131)
Total stockholders' equity (deficit)	1,650,363	(331,881)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,747,300	$ 204,694

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Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business and significant accounting policies:

Nature of business:

InSitu Biologics, Inc. (the “Company”, “we” or “our”) is developing implantable time release products composed of its proprietary tunable, bio-polymeric hydrogel, Matrix™. Implantable, tunable compounds similar to Matrix are gaining attention in biomedical applications targeting tissue and nerves. The Company is pursuing applications for soft and bone tissues. Procured through an exclusive license agreement (see Note 2) via our manufacturing and advance development partner, the Matrix was invented and originally patented through the Cleveland Clinic Foundation. We have further developed, manufactured and completed testing and performed preliminary animal studies in several applications supporting conceptual clinical applications. Upon completion of a battery of bench and per-clinical tests, we intend to partner with a leader in the Operative Pain Management product market to accelerate any further clinical studies prior to commercialization. The Company’s activities are subject to significant risks and uncertainties including failing to secure additional funding to license or operationalize the Company’s technology.

Going concern and management plans:

As of December 31, 2018, the Company has no revenues and has an accumulated deficit position of $1,415,349. The Company’s cash position of $1,725,585 is not adequate to meet the projected cash requirements of the Company through July 16, 2020, which raises substantial doubt that the Company is able to continue as a going concern.

Management’s plans regarding the shortfall are as follows:

Management is pursuing additional funding through the sale of common stock to certain potential investors. Amount raised will be used two thirds for research and development and the remaining third for other general and administrative expenses.

The Company needs additional capital to meet its projected operations and equipment needs through at least July 16, 2020. If the Company is not able to raise additional working capital, it would have a material adverse effect on the operations of the Company and the continuing research and development of its product.

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Stock split:

Effective February 25, 2019, the Company’s Board of Directors consented to a 2 to 1 stock split for Class A and Class B common shares and convertible preferred stock. The stock split was retroactively adjusted for all periods presented.

Use of estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Revenue recognition:

The Company will recognize revenue when persuasive evidence of a sales arrangement exists, delivery of goods or services occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable, and collectability is reasonably assured.

Shipping and handling expense:

Shipping and handling charges incurred by the Company will be included in cost of goods sold. There were no shipping expenses in either year.

Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents. The Company maintains its cash in bank deposits which are federally insured up to $250,000. The Company’s balance exceeded this amount. The Company has not experienced any losses in such accounts.

Intangibles:

Intangible assets consist of patents which are being amortized using the straight-line method over their estimated useful lives of 15 years. The Company periodically reviews the unamortized value of its patents to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate the asset is "more likely than not" impaired, or a change in the remaining useful life is warranted. If an impairment indicator exists, the Company tests the intangible asset for recoverability based on future undiscounted cash flows. The Company determined the patents were not impaired as of December 31, 2018.

Deferred Offering Costs:

Deferred offering costs primarily consist of direct fees and costs relating to the Company’s Regulation A+ Tier 2 offering. The deferred offering costs were offset against the Company's offering. There were $0 and $35,000 in deferred offering costs capitalized as of December 31, 2018 and 2017 respectively in long-term assets on the balance sheet.

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Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

GAAP requires management to evaluate tax positions taken and to recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management has analyzed the tax positions taken and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense.

Through November 15, 2017, the Company was treated as a limited liability company (LLC) for federal and state income tax purposes. As such, the Company's income, losses, and credits were included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements for the period the Company was an LLC.

The accounting for uncertainty in income taxes normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions would be recorded as additional income taxes.

The Company is not currently under examination by any taxing jurisdiction.

Research and development:

Research and development costs include cost of research activities as well as engineering and technical efforts required to develop new products or make improvements to existing products. Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2018 and 2017 were $364,219 and $194,262 respectively.

Advertising costs:

Advertising costs will be charged to expense when incurred. There were no advertising and marketing costs in either year ended December 31, 2018 or 2017, respectively.

Reclassifications:

Certain amounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements

Fair value of financial instruments:

The carrying values of cash and cash equivalents and accounts payable approximate their fair value due to the short-term nature of these instruments. The carrying value of long-term debt is the remaining amount due to debtors under borrowing arrangements. To estimate the fair value of debt the Company estimates the interest rate necessary to secure financing to replace its debt. As of December 31, 2017, the fair value of long-term debt was not significantly different than its carrying value.

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Future Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers.” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that ASU Nos. 2014-09 and 2015-14 will have on its results of operations, financial position and cash flows.

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. During 2018, the FASB also issued ASU No. 2018-10, "Codification Improvements to Topic 842, Leases", which addresses narrow aspects of the guidance originally issued in ASU No. 2016-02; ASU 2018-11, "Targeted Improvements", which provides entities with an additional (and optional) transition method whereby an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Topic 842 (as amended) is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that Topic 842 (as amended) will have on its results of operations, financial position and cash flows.

Note 2. License Agreement

The Company entered into a license agreement with an unrelated third party Contract Manufacturer Organization (CMO) dated November 14, 2014, in connection with certain patents whereby the CMO granted the Company an exclusive worldwide license, including the right to grant further sublicenses to develop, use, import, export, distribute, market, promote, offer for sale and sell Products. The CMO retains the right to manufacture and supply to Company and all sublicensees any and all Products developed under the License Agreement. The license agreement has an initial term of 5 years with the Company having to option to renew the agreement if certain regulatory, clinical or sales milestones are met and if the Company pays a renewal fee in the low six figures for each renewal(s). Notwithstanding any renewal, the license agreement will expire at the last to expire valid patent claim of the last to expire licensed patent. Each party may terminate if the other party materially breaches the agreement, subject to notice and opportunities to cure. We may terminate the license agreement at any time on 60 days’ notice. Similarly, if the Company were to sublicense a product to a third party that is developed under the licensed patents, the Company would pay the CMO a sublicense fee in the mid six figures for each product that is sublicensed.

Note 3. Patents:

Intangible assets consist of patents which are being amortized using the straight-line method over their estimated useful lives of 15 years. Amortization of patents was $1,293 and $108 for the years ended December 31, 2018 and 2017, respectively. Estimated future amortization expense is $1,293 for each of the next five years and $11,527 thereafter.

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Note 4. Financing Arrangements

Notes:

Unsecured notes were issued bearing interest rates of 6% and 10%. The notes had certain conversion features applicable to when the Company was an LLC as well as a Preferred Payment upon a Liquidity Event as defined in the note agreement. These conversion features were amended in January 2018 when the notes were converted into Company Preferred Stock and the Preferred Payment provision was eliminated. The Preferred shares were convertible into Class A Common shares when the Company commenced its Regulation A+ offering. The Preferred shares had a preference in case of a Liquidity Event and Voting rights as defined.

	Years Ended December 31,
	2018	2017
Note payable to investor including interest at 10% per annum converted into preferred stock	$--	$50,000
Note payable to investor including interest at 10% per annum converted into preferred stock	--	50,000
Note payable to investor including interest at 10% per annum converted into preferred stock	--	150,000
Note payable to investor including interest at 10% per annum converted into preferred stock	--	50,000
Note payable to 524 Investments, LLC including interest at 6% per annum converted into preferred stock, senior to other debt	--	109,891
Total	$--	$409,891

Interest expense related to the note with 524 Investments, LLC (a related party) was $481 in 2018 and $546 in 2017. Accrued interest on the note was $546 as of December 31, 2017.

Note 5. Rental and Lease Information

The Company leased office and lab space on a month-to-month basis through December 31, 2017. In November 2017, the Company entered into a three-year lease that expires December 31, 2020, with a three-year renewal option. The lease requires monthly payments for base rent plus a share of building operating expenses Rental expenses for the years ended December 31, 2018 and 2017 amounted to $25,680 and $6,336, respectively.

Minimum future rental payments are as follows:

2019	$28,700
2020	$28,700

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Note 6. Equity

Conversion from LLC to C-corporation:

On November 15, 2017, the Company converted all outstanding units into stock with the election of a tax status change from LLC to a corporation (“the conversion”). Prior to the conversion, the Company had 8,000,000 member units issued and outstanding. Member units entitled each member to one vote for each unit held by the member. Upon the conversion, each membership unit was converted into one half share of common stock. The Company authorized 110,000,000 shares with 10,000,000 shares designated as Preferred Stock, 20,000,000 shares designated as Class A Common Stock with one vote per share, 10,000,000 shares designated as Class B Common Stock with two votes per share, and the remaining stock as undesignated.

Note 7. Income Taxes

The Company had net operating loss carryforwards of approximately $889,000 as of December 31, 2018 which expire begin to expire in 2037. The Company estimates the additional net operating loss carryforward related to the loss incurred for the year ended December 31, 2018 will be approximately $830,000. The Company has recorded a deferred tax asset of $189,000 and $14,100 as of December 31, 2018 and 2017, respectively, reflecting the benefit of the loss carryforwards. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective evidence evaluated was the cumulative loss incurred to date. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

On the basis of this evaluation, as of December 31, 2018 and 2017, a valuation allowance of $189,000 and $14,100 has been recorded to offset the total amount of the deferred tax asset based on the projected tax rate due to the tax reform signed into law on December 22, 2017. The amount of the deferred tax asset considered realizable; however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The Company is subject to U.S. federal income tax as well as income tax of the State of Minnesota. With limited exceptions, tax years prior to fiscal 2014 are no longer open to federal, state and local examination by taxing authorities. The change in the deferred tax valuation allowance was $174,900 and $14,100 the year ended December 31, 2018 and the period ended December 31, 2017, respectively.

Note 8. Subsequent Events

Management has evaluated subsequent events through July 16, 2019, the date on which the financial statements were available for issue, and identified the following:

1. Board of Directors, through Written Consent, authorized a two for one (2:1) split of the all shares, which consists of preferred, Common A and Common B shares effective February 25,2019.

2. Company entered into a Statement of Work with the CMO for the Phase 1 Clinical Study. Those payments commenced in May 2019 and will be made equally through April 2020. As of July 16, 2019, the Company has paid $360,597 toward the Statement of Work.

3. During the period January 1, 2019 through July 16, 2019, the Company raised and additional $878,760 of equity through sales of Common Stock.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Insitu Biologics, Inc.

By:	/s/ James Segermark
James Segermark
CEO
July 22, 2019

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